United States securities and exchange commission logo





                               August 6, 2020

       Ronald Lloyd
       President and Chief Executive Officer
       Aziyo Biologics, Inc.
       12510 Prosperity Drive, Suite 370
       Silver Spring, MD 20904

                                                        Re: Aziyo Biologics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 10,
2020
                                                            CIK No. 0001708527

       Dear Mr. Lloyd:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 10, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your reference to "partnerships" with major medical device companies including
                                                        Boston Scientific and
Medtronic. Please briefly clarify the nature of these partnerships, and in the appropriate
section of the document, explain the form of the partnership, its duration, the rights
and obligations of the parties and whether there are formalized agreements in place
governing these relationships. If so, please file these as exhibits or tell us why you do not
believe they are required to be filed under Regulation S-K Item
                                                        601(b)(10).
 Ronald Lloyd
Aziyo Biologics, Inc.
August 6, 2020
Page 2
2. We note your statements here and throughout your document referring to estimates. As a non-exhaustive list of illustrative examples only, we note the following:

                It is estimated that more than two million patients were either implanted with medical
              devices...or tissue expanders...in the United States in 2019.
                In 2019, it is estimated that there were more than 600,000 procedures in the United
              States to install or replace implantable electronic devices...which represents an estimated $600 million opportunity.
                It is estimated that there were more than 100,000 procedures in the United States in
              2019 using biologic matrices for plastic and reconstructive surgery, which constituted an approximately $500 million market.

         Please revise your disclosure to provide the basis for these estimates, including whether they are based on third-party surveys and data gathering or on management's belief.
3. For each of your products, please revise your disclosure to state the procedures or applications for which your product has been approved as well as the procedures or applications for which you are currently seeking approval.
Soft Tissue Reconstruction Market, page 7

4. Please define the term HADM the first time it is used in your disclosure.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 9

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 77

6. Please revise your disclosure to indicate the approximate amount of the proceeds from the offering that is intended to be used for each purpose disclosed. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 88

7. Given that non-core sales are material to total sales and declined significantly in 2019,
FirstName LastNameRonald Lloyd
       please disclose whether there are any known events or circumstances that you expect will
Comapany
       causeNameAziyo   Biologics,
             2020 non-core  sales toInc.
                                     decline materially relative to 2019. See
Section 501.02 of the
AugustFinancial  Reporting
        6, 2020 Page  2    Codification.
FirstName LastName
 Ronald Lloyd
FirstName  LastNameRonald Lloyd
Aziyo Biologics, Inc.
Comapany
August     NameAziyo Biologics, Inc.
       6, 2020
August
Page 3 6, 2020 Page 3
FirstName LastName
Revenue Interest Obligation, page 98

8. Please revise your disclosure to state which of your current products are subject to the
         Revenue Interest Obligation as well as any product candidates under development that may become subject to the Revenue Interest Obligation.
Business
Implantable Electronic Devices/Cardiovascular Market, page 106

9. We note your disclosure concerning a review of studies covering publications from 1981 through 2019 regarding infection and migration rates for implantable electronic devices.
         Please revise your disclosure to discuss who conducted the review, how many studies were reviewed, the average infection and migration rates across the studies and how publications were selected to be included in the review.

         Please also explain to us why you decided to include studies from 1981 through 2000.
10. We note your disclosure regarding the lack of provision of long-term stabilization from the TYRX device as well as your claim that any stabilization of the implanted device is provided by scar tissue, which can lead to complications. Please revise your disclosure to state whether these claims are based on third-party studies or on management's belief.
Implantable Electronic Device
Clinical Studies, page 112

11. Please update your description of the SECURE study to state the primary and secondary endpoints of the study; whether any adverse events or serious adverse events were deemed to be related to the CanGaroo envelope and the nature of any such events; and the infection and migration rates for all of the patients in the study that received the Cangaroo envelope.
Orthopedic/Spinal Repair
Pre-clinical Studies, page 113

12. Please present support for your claim that your viable bone matrices were superior in all characteristics examined compared to other products.
Soft Tissue Reconstruction
Pre-clinical Studies, page 113

13. We note your disclosure regarding the preclinical studies conducted for SimpliDerm.
         Please revise your disclosure to provide the data that supports your claims in this subsection, including the statements that SimpliDerm's structurally intact matrix was closest to the native human dermis among the HADMs evaluated in one study and that
         SimpliDerm showed less acute and chronic inflammation and less fibrosis than AlloDerm
         RTU in another study.
 Ronald Lloyd
Aziyo Biologics, Inc.
August 6, 2020
Page 4
Competition, page 114

14. We note your disclosure on page 26 that some of your competitors' products are subject to a simpler reimbursement process. Please update your disclosure to further discuss the reimbursement process for your products and those of your competitors. Intellectual Property, page 116

15. Please provide the jurisdictions for your owned and in-licensed foreign patents.
License Agreement with Cook Biotech, page 117

16. Please revise to disclose the expected expiration date of the last-to-expire patent.
Principal Stockholders, page 147

17. Please identify the natural persons who are the beneficial owners of the shares held by
       KeraLink International, Inc.
Note 15, page F-23

18. Please say how the stock split referenced on page 11 impacts this disclosure.
       You may contact Tracey McKoy at 202-551-3772 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,
FirstName LastNameRonald Lloyd
                                                              Division of
Corporation Finance
Comapany NameAziyo Biologics, Inc.
                                                              Office of Life
Sciences
August 6, 2020 Page 4
cc:       Wesley C. Holmes
FirstName LastName